

April 1, 2025

Securities and Exchange Commission
Division of Trading and Markets
Attn: Audited Broker-Dealer Annual Reports
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Reference: Annual Audit Fiscal Year 2024
                        Venecredit Credit Securities, Inc. (8-53425 / 114419)

Dear Sirs,

Please see attached the firm's Independent Auditor Report, per U.S. Securities and Exchange Act Rule 17a-5 which are being provided to the Commission by 04/01/25 11:59 PM as directed under the FINRA Gateway for the firm's fiscal year end December 31, 2024.

Also please note, you will find the notarized front cover form X-17A-5 Part III Oath of Affirmation where the documents included in the firm's Annual Audit Report are listed.

If more information is needed please let us know.

Thank you for your very kind attention,

George F. Valle

_____
George F. Valle, CCO/FINOP

Cc.   Alvaro Frias, CEO

Client services

1111 Brickell Avenue, Suite 1575   **Phone**: 305 372 2446 **Fax** 305 358 1353
Miami, Florida 33131   **Website**: venecreditsecurities.com